                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)



                                WEBMD CORPORATION
                                -----------------
                                (Name of Issuer)
                       (f/k/a Healtheon/WebMD Corporation)


                         COMMON STOCK, $.0001 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)


                                    422209106
                                 --------------
                                 (CUSIP Number)

                              Gerald F. Roach, Esq.
          Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.
                         2500 First Union Capitol Center
                          150 Fayetteville Street Mall
                          Raleigh, North Carolina 27601
                                 (919) 821-1220
                       (Name, Address and Telephone Number
           of Person Authorized to Receive Notices and Communications)

                                OCTOBER 12, 2001
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

CUSIP No. 422209106                                                                                     Page 2 of 5

-------------------------------------------------------------------------------------------------------------------
1) NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

                  Quintiles Transnational Corp.
                  I.R.S. Employer Identification No.:  56-1714315
-------------------------------------------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                  (a)      [   ]
                  (b)      [   ]
-------------------------------------------------------------------------------------------------------------------
3) SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
4) SOURCE OF FUNDS (See Instructions)
                                                                                                                 OO
-------------------------------------------------------------------------------------------------------------------
5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                [ ]
-------------------------------------------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION

                            North Carolina
-------------------------------------------------------------------------------------------------------------------
                           7)  SOLE VOTING POWER
NUMBER OF                                                                                                       -0-
SHARES                     ----------------------------------------------------------------------------------------
BENEFICIALLY               8)  SHARED VOTING POWER
OWNED BY                                                                                                        -0-
EACH                       ----------------------------------------------------------------------------------------
REPORTING                  9)  SOLE DISPOSITIVE POWER
PERSON                                                                                                          -0-
WITH:                      ----------------------------------------------------------------------------------------
                           10)  SHARED DISPOSITIVE POWER
                                                                                                                -0-
-------------------------------------------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                                -0-
-------------------------------------------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)
                                                                                                               [  ]
-------------------------------------------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                                                                                              0%(1)
-------------------------------------------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON (See Instructions)
                                                                                                                CO

-----------------------

(1) Calculated based on (i) 359,708,024 shares of Common Stock, par value $0.0001 per share ("Common Stock"), of WebMD Corporation (f/k/a Healtheon/WebMD Corporation, the "Issuer") outstanding on July 27, 2001, as reported on the Issuer's Quarterly Report on Form 10-Q filed on August 14, 2001.

CUSIP No. 422209106                                                 Page 3 of 5


         This Amendment No. 3 amends and supplements the Schedule 13D filed by Quintiles Transnational Corp. with the Securities and Exchange Commission on June 5, 2000, as amended on June 30, 2000 and March 1, 2001, respectively, with respect to the Issuer's Common Stock.

ITEM 4.  PURPOSE OF THE TRANSACTION

         Item 4 shall be amended to add the following information:

         Effective at the end of the day on October 8, 2001, Dr. Gillings resigned from the Issuer's board of directors.

         On October 12, 2001, Quintiles and the Issuer entered into a settlement agreement (the "Settlement Agreement"), which resolved all disputes between the two companies that were the subject of litigation. A copy of the Settlement Agreement is filed as Exhibit E to this Schedule 13D and is incorporated into this Schedule 13D by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 shall be deleted in its entirety and replaced with the following.

         Based on information contained in the most recent publicly available filings of the Issuer with the Securities and Exchange Commission, Quintiles is deemed to beneficially own the number of shares and the percentage of outstanding shares of Common Stock listed on lines 11 and 13, respectively, of Page 2 of this Schedule 13D/A. In addition, the number of shares of Common Stock as to which Quintiles has sole or shared voting power and sole or shared dispositive power, is listed on lines 7-10 of Page 2 of this Schedule 13D/A.

         On October 12, 2001, Quintiles ceased being a beneficial owner of more than five percent (5%) of the Issuer's Common Stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 shall be deleted in its entirety and replaced with the following.

         On October 12, 2001, Quintiles and the Issuer announced the settlement of the litigation between the companies and the resolution of their disputes. Under the terms of the settlement, the companies agreed to terminate all of their business agreements, including their Data Rights and Internet Product Development and Marketing agreements, and the Issuer agreed to purchase from Quintiles for $185 million in cash all 35 million shares of Issuer Common Stock held by Quintiles.

         As part of the financial terms, Quintiles will also have the right to receive a contingent payment (payable at Issuer's option in cash and/or stock) in the event that, on or before June 30, 2004, Issuer is acquired at a price per Issuer share greater than $4.00 or Envoy Corporation, a subsidiary of Issuer ("Envoy"), is sold at an aggregate price of greater than $500 million. Issuer has no obligation to pursue either of these transactions under this arrangement and has indicated that it has no intention of doing so.

         In the case of the execution of a definitive agreement related to an acquisition of Issuer before June 30, 2003, the contingent payment to Quintiles will equal the amount by which the

CUSIP No. 422209106                                                 Page 4 of 5

price paid exceeds $4.00 per share, multiplied by 35 million. If an acquisition is agreed to after June 30, 2003, and closes before June 30, 2004, the contingent payment will be 80% of that amount.

         In the case of the execution of a definitive agreement related to a sale of Envoy before June 30, 2003, the contingent payment to Quintiles will equal 10% of the amount by which the sale price exceeds $500 million. If a sale is agreed to after June 30, 2003, and closes before June 30, 2004, the contingent payment will be 80% of that amount.

         The foregoing is not a complete description of all the terms and conditions of the Settlement Agreement and is qualified in its entirety by reference to Exhibit E to this Schedule 13D which is incorporated into this
Schedule 13D by reference.

         Except as described in this Schedule 13D, as amended, there are no contracts, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

         Item 7 shall be deleted in its entirety and replaced with the following.

Exhibit A         Agreement and Plan of Merger, dated as of January 22, 2000, among Healtheon/WebMD Corporation, Pine Merger Corp., Envoy
                  Corporation, Quintiles Transnational Corp. and QFinance, Inc.
                  (incorporated by reference from Exhibit 2.01 of Quintiles'
                  Current Report on Form 8-K, dated January 25, 2000, filed with the Securities and Exchange Commission).

Exhibit B         Voting Agreement, dated June 18, 2000, among Quintiles
                  Transnational Corp. to and for the benefit of Medical Manager
                  Corporation and CareInsite, Inc. (filed as an Exhibit to
                  Amendment No. 1 to this Schedule 13D)

Exhibit C         Letter from Dennis B. Gillings to the Issuer dated February
                  25, 2001 (filed as an Exhibit to Amendment No. 2 to this
                  Schedule 13D)

Exhibit D         Letter from Dennis B. Gillings to the Issuer dated March 1,
                  2001 (filed as an Exhibit to Amendment No. 2 to this Schedule
                  13D)

Exhibit E         Settlement Agreement, dated October 12, 2001, between
                  Quintiles Transnational Corp. and WebMD Corporation.

CUSIP No. 422209106                                                 Page 5 of 5


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 19, 2001

                                  QUINTILES TRANSNATIONAL CORP.

                                  By:    /s/ John S. Russell
                                         --------------------------------------
                                  Name:  John S. Russell
                                  Title: Executive Vice President and General
                                         Counsel